UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 1)1

Natural Health Trends Corp.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

63888P406
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

_______________
1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 63888P406

1	NAME OF REPORTING PERSON ROBERT L. FROME
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 675,511 (1)
	6	SHARED VOTING POWER 30,000 (2)
	7	SOLE DISPOSITIVE POWER 675,511 (1)
	8	SHARED DISPOSITIVE POWER 30,000 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 705,511 (1) (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%
12	TYPE OF REPORTING PERSON IN

(1) Includes (i) shares held by Frome & Co., a limited partnership of which Mr. Frome is the general partner, (ii) shares held by the Jennifer Frome Trust, of which Mr. Frome serves as a trustee, and (iii) shares held in Mr. Frome’s IRA account.  Mr. Frome disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein.  See Item 4(a) for additional information regarding beneficial ownership.

(2) Includes shares held by Mr. Frome’s spouse, LouAnn Moore, with respect to which Mr. Frome disclaims beneficial ownership.

CUSIP NO. 63888P406

Item 1(a).	Name of Issuer:

Natural Health Trends Corp., a Delaware corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2050 Diplomat Drive
Dallas, Texas 75234

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

Robert L. Frome
Park Avenue Tower
65 East 55th Street
New York, New York 10022
Citizenship: United States

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value (the “Common Stock”)

Item 2(e).	CUSIP Number:

63888P406

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

CUSIP NO. 63888P406

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership

(a)	Amount beneficially owned:

As of the close of business on December 31, 2010, Mr. Frome directly beneficially owned 545,541 shares of Common Stock, 225,913 shares of which are held in Mr. Frome’s IRA account.  As the general partner of Frome & Co., a family partnership, Mr. Frome may be deemed to beneficially own 100,000 shares of Common Stock beneficially owned by Frome & Co.  As the trustee of the Jennifer Frome Trust, Mr. Frome may be deemed to beneficially own 30,000 shares of Common Stock held by the Jennifer Frome Trust.  Mr. Frome may also be deemed to beneficially own 30,000 shares of Common Stock held by his spouse, LouAnn Moore.

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Person is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the shares of Common Stock reported herein.  The Reporting Person specifically disclaims beneficial ownership of the shares of Common Stock reported herein that are not directly owned by such Reporting Person.

(b)	Percent of class:

Based on 10,858,709 shares outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 16, 2009.  As of the date hereof, the Reporting Person beneficially owns 6.5% of the outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

CUSIP NO. 63888P406

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 63888P406

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2011

By:	/s/ Robert L. Frome
	Name:	Robert L. Frome